Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross provides update on Great Bear development

Company plans to declare initial inferred mineral resource with year-end results and commence a pre-feasibility study in 2023; new assay results confirm mineralization

Toronto, Ontario, April 7, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) is pleased to provide an update on its development plan at the Red Lake, Ontario-based Great Bear project, following the completion of the acquisition of Great Bear Resources Ltd. (“Great Bear”) on February 24, 2022.

Kinross plans to declare an initial inferred mineral resource as part of its 2022 year-end results and commence a pre-feasibility study (PFS) in 2023. Kinross expects to complete approximately 200,000 metres of drilling using approximately 10 drill rigs in 2022, focusing on the LP Fault zone, the most significant discovery to date at the project.

To prepare for the planned PFS, Kinross is commencing critical field work including metallurgy, hydrology and geotechnical drilling and test work, as well as permitting baseline studies. Kinross is budgeting approximately US$60 million (C$75 million) for project activities this year.

The Company has also received updated assay results from 60 holes drilled in late 2021 and early 2022 in the LP Fault zone. The results continue to confirm gold mineralization, which is open along strike and at depth.

Recent significant drill intersections in the LP Fault zone

Drill hole	From (m)	To (m)	Downhole Length (m)	True Thickness (m)	Gold (g/t)
BR-481	461.50	471.75	10.25	10.1	15.10
including	470.60	471.75	1.15	1.0	65.83
and	531.90	537.10	5.20	4.9	21.14
and	541.50	549.00	7.50	5.7	9.79
BR-482	289.50	293.20	3.70	3.6	11.54
BR-484	593.50	602.85	9.35	9.2	6.11
BR-485	593.90	598.00	4.10	3.9	9.63
BR-495	492.55	500.80	8.25	8.1	5.03
BR-503	18.70	30.10	11.40	11.2	10.80
including	18.70	22.45	3.75	3.6	25.72
BR-508	22.30	26.85	4.55	4.4	13.23
BR-521	49.95	92.00	42.05	40.5	0.78

See Appendix A: Figure 1 for a LP Fault zone long section and the location of drill holes in the table above, and Appendix B for a full list of recent significant, composited assay results.

Kinross has established an experienced, multi-disciplinary project team, which includes former Great Bear employees who have been retained by Kinross. The Company held a local employee integration event and will leverage the deep knowledge and experience of the team as it moves ahead with the project.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

“Since the closing of the Great Bear transaction, we have hit the ground running at the project,” said J. Paul Rollinson, Kinross President and CEO. “The integration of the asset into our portfolio has advanced quickly and efficiently, and we have retained many of the experienced Great Bear exploration team members based in Red Lake to maintain continuity. We are excited to move ahead with this next phase of drilling and project activities to help realize our vision of a large, long-life mining complex.”

Kinross has begun its local stakeholder engagement program and looks forward to fostering strong relationships with local communities and with its partners in the Wabauskang and Lac Seul First Nations, on whose traditional territories the project is located. Kinross will prioritize developing the project in a manner that brings long-term socio-economic benefits to the region. The Company also plans to incorporate energy-efficient initiatives as it develops the long-term project, and will take a life of mine approach to design and planning to minimize environmental impacts.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile, Ghana and Canada. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company’s anticipated timing for declaring an inferred mineral resource at the Great Bear project; the Company’s anticipated timing to commence a pre-feasibility study; the Company’s target amount of drilling on the project; the anticipated 2022 budget for drilling and study work; the Company’s ability to develop the project in a manner that results in long-term socio-economic benefits for the region; and the Company’s plans and ability to incorporate energy-efficient initiatives at the project. The words “ahead”, “budget”, “expect”, “plan”, “potential”, “prioritize”, “schedule”, and “vision” or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “will” or “would” occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2022 and our full-year 2021 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the activities of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting and development of the project being consistent with the Company’s expectations; (3) political and legal developments in Ontario and Canada being consistent with its current expectations; (4) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) Kinross’ future relationship with the Wabauskang and Lac Seul First Nations being consistent with the Company’s expectations; and (7) inflation and prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with anticipated levels. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our Annual Information Form dated March 31, 2022 and the “Risk Analysis” section of our full year 2021 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

APPENDIX A

Figure 1: LP Fault zone long section

NORTHWEST
10.8 kilometer LP Fault
Partially drill tested
SOUTHEAST
OPEN
OPEN
NORTHWEST
SOUTHEAST
4.6 kilometers
LP FAULT ZONE
DISCOVERY
GAP
CENTRAL
VIGGO
0m
500m
1000m
Surface
BR-508
BR-503
BR-521
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
BR-495
BR-485
BR-484
BR-481
BR-482
~6 kilometres
(Additional wide spaced reconnaissance drilling)
Downhole Au assay (g/t)
>20
5 – 20
3 – 5
1 – 3
0.1 – 1
Interpreted high grade plunge of orebody
Conceptual initial open pit target
Recent drill results

Long section of gold assays within the LP Zone looking NE (towards 030°)

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

APPENDIX B

LP Fault zone – Recent full assay results

Drill hole	From (m)	To (m)	Gold (g/t)	Down hole Length (m)	True Thickness (m)
BR-429	218.8	224.0	1.98	5.2	5.0
BR-458	99.3	107.7	0.98	8.4	8.1
BR-458	117.5	119.8	0.68	2.3	2.3
BR-459	136.8	139.0	10.44	2.3	2.1
BR-467	34.4	40.3	0.92	5.9	5.5
BR-467	98.4	100.4	1.64	2.0	1.9
BR-468	105.9	109.2	1.46	3.3	3.1
BR-469	83.3	86.0	0.67	2.7	2.4
BR-469	113.9	120.9	1.05	7.0	6.7
BR-469	204.7	206.7	2.01	2.0	1.8
BR-475	280.0	282.0	1.03	2.0	1.9
BR-477	25.0	26.5	7.38	1.5	1.4
BR-479	646.1	659.0	0.59	12.9	11.7
BR-480	378.0	387.0	0.85	9.0	8.6
BR-481	461.5	471.8	15.1	10.3	10.1
BR-481	498.0	501.1	0.72	3.1	2.9
BR-481	507.4	509.7	59.4	2.3	2.2
BR-481	531.9	537.1	21.14	5.2	4.9
BR-481	541.5	549.0	9.79	7.5	5.7
BR-481	582.1	588.7	0.74	6.6	6.1
BR-481	618.0	678.9	1.39	60.9	54.9
BR-481	839.7	841.8	0.91	2.1	2.1
BR-482	289.5	293.2	11.54	3.7	3.6
BR-482	333.0	336.0	0.96	3.0	2.9
BR-483	363.0	367.7	0.81	4.7	4.5
BR-484	508.9	512.2	0.53	3.4	3.2
BR-484	547.2	563.1	1.45	15.8	15.1
BR-484	593.5	602.9	6.11	9.4	9.2
BR-484	814.5	821.6	1.03	7.0	6.8
BR-484	926.8	929.8	0.58	3.0	3.0
BR-485	562.5	567.0	0.73	4.5	4.1
BR-485	572.7	574.7	1.05	2.0	1.8
BR-485	593.9	598.0	9.63	4.1	3.9
BR-486	592.5	643.9	0.91	51.4	46.7
BR-487	638.6	713.1	0.95	74.4	69.2
BR-487	753.0	756.0	1.06	3.0	2.9
BR-487	793.9	799.5	0.78	5.6	5.4
BR-487	812.0	815.2	0.77	3.2	2.7
BR-487	931.5	934.5	0.66	3.0	2.7

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Drill hole	From (m)	To (m)	Gold (g/t)	Down hole Length (m)	True Thickness (m)
BR-488	481.5	490.3	0.72	8.8	8.0
BR-488	501.0	516.0	0.72	15.0	14.0
BR-488	603.4	606.3	0.98	2.9	2.8
BR-488	739.4	742.2	0.72	2.9	2.5
BR-489	423.0	426.0	0.7	3.0	2.6
BR-489	641.7	643.9	0.51	2.3	2.1
BR-489	668.3	670.3	0.69	2.0	1.8
BR-490	30.7	38.7	0.92	8.0	7.1
BR-491	198.5	201.5	0.47	3.0	2.8
BR-494	106.1	126.1	0.91	20.0	17.2
BR-494	156.0	161.7	0.62	5.7	5.2
BR-494	391.0	394.5	0.91	3.5	3.1
BR-495	398.2	406.5	1.29	8.3	7.4
BR-495	430.3	432.7	0.96	2.4	2.1
BR-495	492.6	500.8	5.03	8.3	8.1
BR-496	426.0	453.6	1.31	27.6	26.2
BR-496	457.7	460.3	0.7	2.6	2.4
BR-496	480.2	508.6	1.6	28.4	26.1
BR-497	410.0	411.5	8.22	1.5	1.5
BR-497	505.2	507.4	1.38	2.3	2.1
BR-497	602.0	627.1	0.86	25.0	21.8
BR-498	590.3	593.0	0.67	2.8	2.5
BR-498	595.6	603.0	0.66	7.4	7.3
BR-498	646.6	680.3	1.09	33.7	32.7
BR-500	9.0	11.0	0.61	2.0	1.7
BR-500	39.3	44.3	1.11	5.0	4.4
BR-501	24.8	61.0	1.43	36.3	32.6
BR-501	216.5	218.5	0.73	2.0	1.8
BR-501	266.3	269.3	0.75	3.0	2.6
BR-503	18.7	30.1	10.8	11.4	11.2
BR-503	199.6	202.6	0.74	3.0	2.9
BR-503	405.5	406.5	11.8	1.0	1.0
BR-504	68.2	72.7	0.6	4.5	4.3
BR-505	133.5	136.5	0.66	3.0	2.9
BR-505	163.0	167.5	0.59	4.5	3.9
BR-507	27.0	43.0	1.46	16.0	13.8
BR-507	63.0	75.1	0.9	12.0	11.3
BR-508	22.3	26.9	13.23	4.6	4.4
BR-509	20.5	25.0	0.64	4.5	4.0

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Drill hole	From (m)	To (m)	Gold (g/t)	Down hole Length (m)	True Thickness (m)
BR-509	105.5	108.5	1	3.0	2.7
BR-512	309.8	333.0	1.06	23.3	22.1
BR-512	479.2	481.9	2.49	2.7	2.5
BR-512	500.5	503.5	0.94	3.0	2.7
BR-512	529.0	531.3	1.65	2.3	2.3
BR-513	677.9	699.8	0.55	21.9	19.1
BR-514	528.0	537.4	0.72	9.4	8.3
BR-515	470.6	516.4	0.64	45.8	42.6
BR-515	576.2	579.2	0.55	3.0	2.9
BR-515	705.1	707.3	0.59	2.1	2.0
BR-516	599.7	607.4	1.83	7.8	7.6
BR-520	106.5	119.0	0.78	12.5	10.6
BR-521	50.0	92.0	0.78	42.1	40.8
BR-521	72.4	74.4	0.61	2.0	1.9
BR-521	83.5	86.5	7.4	3.0	2.7
BR-522	155.4	157.4	0.91	2.0	1.9
BR-523	214.0	216.0	0.67	2.0	1.9
BR-524	154.0	156.5	2.08	2.5	2.1
BR-524	172.0	174.1	0.88	2.1	1.8
BR-525	148.0	150.0	0.57	2.0	1.8
BR-526	270.3	273.3	4.07	3.0	2.7
BR-526	288.9	291.5	0.91	2.6	2.4
BR-526	333.5	335.5	1.03	2.0	2.0
BR-527	241.8	244.0	2.42	2.3	2.1
BR-527	286.6	291.5	0.92	4.9	4.8
BR-528	57.0	60.0	0.51	3.0	2.8
BR-528	237.0	241.5	0.84	4.4	4.3

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Drill hole	From (m)	To (m)	Gold (g/t)	Down hole Length (m)	True Thickness (m)
BR-529	94.2	97.0	0.53	2.8	2.7
BR-529	149.0	152.0	1.54	3.0	2.8
BR-531	640.0	648.8	1.31	8.8	7.8
BR-531	715.4	728.7	0.53	13.3	13.1
BR-532	576.0	582.0	0.58	6.0	5.5
BR-532	699.0	706.9	0.89	7.9	7.2
BR-533A	665.4	678.5	2.01	13.1	11.8
BR-533A	727.0	733.5	0.75	6.5	6.2
BR-540	469.7	473.2	0.79	3.4	2.9
BR-540	521.6	525.6	1.1	3.9	3.5
BR-550	196.2	200.0	2.2	3.8	3.6
BR-550	431.0	441.0	0.71	10.0	9.3
BR-550	485.5	487.9	0.61	2.4	2.2
BR-551	291.5	300.0	1.6	8.5	8.4
BR-551	345.2	349.2	1.5	4.0	3.4
BR-551	488.6	491.0	7.64	2.4	2.1
BR-551	629.0	631.0	0.98	2.0	2.0
BR-552	619.1	634.5	0.6	15.4	13.6
BR-552	657.0	669.0	0.76	12.0	11.5
BR-560	186.0	190.2	0.53	4.2	4.1
BR-560	209.4	211.4	0.67	2.0	1.8
BR-560	220.0	231.0	0.91	11.0	9.9
BR-562	265.9	282.8	0.96	16.9	16.4
BR-562	448.0	466.5	1.04	18.5	16.1
BR-563	334.9	337.9	6.74	3.0	2.9
BR-563	492.0	496.5	0.89	4.5	4.3
BR-580	597.3	609.3	0.55	12.0	11.5

*Results are preliminary in nature and are subject to on-going QA/QC.

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